                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13G
                                (RULE 13d-102)

   INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b),
        (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO  13d-2(b)


                              (Amendment No. 5) (1)
                                            --

                            Martin Industries, Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                         Common Stock, $0.01 par value
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   57326K102
--------------------------------------------------------------------------------
                                (CUSIP Number)

                               December 31, 2000
--------------------------------------------------------------------------------
           (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

    [ ]  Rule 13d-1(b)
    [ ]  Rule 13d-1(c)
    [X]  Rule 13d-1(d)


---------------
         (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

        The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 57326K102                     13G            PAGE   2   OF   7   PAGES
         ---------------------                              -----    -----

  (1)     NAME OF REPORTING PERSON
          S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

          (Estate of) Herbert J. Dickson (1)
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]
                                                                      (b) [ ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     CITIZENSHIP OR PLACE OF ORGANIZATION

          United States of America
          ---------------------------------------------------------------------

                       (5)     SOLE VOTING POWER

  NUMBER OF                    4,586 shares(2)
   SHARES              --------------------------------------------------------
 BENEFICIALLY
  OWNED BY             (6)     SHARED VOTING POWER
    EACH
  REPORTING                    0 shares(3)
 PERSON WITH           --------------------------------------------------------

                       (7)     SOLE DISPOSITIVE POWER

                               4,586 shares(2)
                       --------------------------------------------------------

                       (8)     SHARED DISPOSITIVE POWER

                               0 shares(3)
                       --------------------------------------------------------

  (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          4,586 shares(2)(3)
          ---------------------------------------------------------------------

 (10)     CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
          SHARES*                                                         [ ]

          ---------------------------------------------------------------------

 (11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          0.05%(4)
          ---------------------------------------------------------------------

 (12)     TYPE OF REPORTING PERSON

                  IN
          ---------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1. (A)       NAME OF ISSUER:  Martin Industries, Inc.

ITEM 1. (B)       ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  301 East Tennessee Street
                  Florence, Alabama 35630

ITEM 2. (A)       NAME OF PERSON FILING: Estate of Herbert J. Dickson(1)

ITEM 2. (B)       ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                  3028 West Pine Valley Road
                  Atlanta, Georgia  30305

ITEM 2. (C)       CITIZENSHIP:  United States of America

ITEM 2. (D)       TITLE OF CLASS OF SECURITIES: Common Stock, $0.01 par value

ITEM 2. (E)       CUSIP NO.:  57326K102

ITEM 3.           Not applicable


ITEM 4.           OWNERSHIP.

                  (a)      Amount Beneficially Owned:

                           4,586 shares(2)(3)

                  (b)      Percent of Class: 0.05%(4)

                  (c)      Number of Shares as to Which Such Person Has:

                           (i)      Sole power to vote or to direct the vote:

                                    4,586 shares(2)

                           (ii)     Shared power to vote or to direct the vote:

                                    0 shares(3)

                           (iii) Sole power to dispose or to direct the disposition of:

                                    4,586 shares(2)


                                     Page 3 of 6 pages

                           (iv) Shared power to dispose or to direct the disposition of:

                                    0 shares(2)


ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

         If this Statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5% of the class of securities, check the following: |X|


ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON.

                  Not applicable. See Note 3 to Notes to Schedule 13G.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                  Not applicable.


ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                  Not applicable.  See Item 6 above.


ITEM 9.           NOTICE OF DISSOLUTION OF GROUP.

                  Not applicable.


ITEM 10.          CERTIFICATION.

                  Not applicable.


                                Page 4 of 6 pages

NOTES TO SCHEDULE 13G

(1) Mr. Dickson is deceased. His estate is filing this schedule to report that neither he nor his estate is a filing person following his resignation from the administrative committee of the ESOP (as defined below in Note 3).

(2) Includes 4,586 shares of Common Stock that Mr. Dickson's estate is entitled to acquire pursuant to options to acquire. Mr. Dickson's estate's options to acquire said shares shall terminate on May 19, 2003.

(3) Prior to May 19, 2000, Mr. Dickson served as a member of the committee responsible for administering the Issuer's Employee Stock Ownership Plan and Related Trust (the "ESOP"), which ESOP held 2,817,348 shares as of December 31, 2000. Mr. Dickson ceased serving as a member of the administrative committee of the ESOP in May 19, 2000, and Mr. Dickson's estate disclaims beneficial ownership of the Common Stock held by the ESOP.

(4) Share information for purposes of determining the percentage of outstanding Common Stock held by the reporting person is based upon information regarding the number of outstanding shares of Common Stock as of December 31, 2000 received from the Issuer on January 24, 2001. Also, solely for the purpose of computing the percentage of outstanding Common Stock held by the reporting person, the shares of Common Stock which the reporting person has the right to acquire upon exercise of options that were exercisable within 60 days are deemed to be outstanding.


                                Page 5 of 6 pages

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:    February 12, 2001                       /s/ Mrs. Herbert J. Dickson
       ----------------------                ----------------------------------
                                                 Estate of Herbert J. Dickson
                                                 by Mrs. Herbert J. Dickson
                                                        Administrator


                                Page 6 of 6 pages